As Filed with the Securities and Exchange Commission on July 31, 2008.

                                                            File No. 811-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name:

WELLS FARGO MULTI-STRATEGY 100 MASTER FUND I, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o WELLS FARGO ALTERNATIVE ASSET MANAGEMENT, LLC, 333 MARKET STREET, 29th FLOOR, SAN FRANCISCO, CA 94105

Telephone Number (including area code):

(415) 371-4000

Name and address of agent for service of process:

EILEEN ALDEN, 333 MARKET STREET, 29TH FLOOR, SAN FRANCISCO, CA 94105

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES      |X|            NO |   |

SIGNATURES

         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the undersigned has caused this Notification of Registration to be duly signed on its behalf in the City of San Francisco and the State of California on the 31st day of July, 2008.

WELLS FARGO MULTI-STRATEGY 100 MASTER FUND I, LLC

By:

/s/ Daniel J. Rauchle

Daniel J. Rauchle

President